ELLENOFF GROSSMAN & SCHOLE LLP

1345 Avenue of the Americas

New York, New York 10105

Telephone: (212) 370-1300

Facsimile: (212) 370-7889

www.egsllp.com

November 22, 2023

VIA EDGAR

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Cuentas, Inc. File No. 001-39973
Preliminary Proxy Statement and S-3 Resale Registration Statement

Ladies and Gentlemen:

Our client, Cuentas, Inc., a Florida corporation (the “Company”), has filed:

1.	A preliminary proxy statement in connection with the Company’s Annual Meeting of Shareholders scheduled to be held on December 20, 2023. The Company plans to mail its definitive proxy statement to its shareholders of record at the close of business on November 17, 2023 on or about December 5, 2023.

2.	A registration statement on Form S-3 for the resale of shares of common stock upon exercise of warrants issued in a private placement (file No. 333-275724).

If you have any questions or comments concerning the preliminary proxy statement or the S-3 resale registration statement, please contact David Selengut at (212) 370-1300 or by e-mail at selengut@egsllp.com) or the undersigned at (516) 491-6471 or by e-mail at morenstein@egsllp.com.

Very truly yours,

/s/ Mark Orenstein
Mark Orenstein
Partner

cc:	Taylor Beech Arik Maimon, Chief Executive Officer Cuentas, Inc. David Selengut Ellenoff Grossman & Schole LLP